July 10, 2024

Kent Cunningham
Chief Executive Officer
Better Choice Co Inc.
12400 Race Track Road
Tampa, FL 33626

       Re: Better Choice Co Inc.
           Registration Statement on Form S-1
           Filed July 8, 2024
           File No. 333-280714
Dear Kent Cunningham:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing